Mail Stop 4561

March 12, 2008

David T. Gulian, President and Chief Executive Officer
InfoLogix, Inc.
101 East County Line Road, Suite 210
Hatboro, PA 19040

> **Re:** **InfoLogix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 11, 2008**
> **File No. 333-147569**
>
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 11, 2008**
> **File No. 333-147758**

Dear Mr. Gulian:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.

Part II

Undertakings

1. We refer to prior comment 5 from our letter dated December 27, 2007, and we note that you have amended your filings to include the undertakings required by Items 512(a)(5)(ii) and 512(e) of Regulation S-K. However, we are unable to locate the undertakings required by Item 512(b). Since both of your registration statements incorporate subsequent Exchange Act documents by reference, we continue to believe that they should also include the Item 512(b) undertakings. Please revise your filings accordingly, or advise why you believe these undertakings are not required.

Exhibits

Legal Opinions of Drinker Biddle & Reath LLP

2. Please have counsel provide an updated opinion for each of your registration statements that is dated as of a date as close as possible to the effective date of the applicable registration statement. Further, we note that the opinion of Drinker Biddle & Reath dated November 21, 2007, for the registration statement assigned file no.

333-147569, states that it relates to 8.5 million shares, whereas the amended registration statement covers only 7,476,250 shares. Please ensure that each updated opinion relates to the same number of shares being registered for resale under the corresponding registration statement. In addition, please confirm that the references to the Delaware General Corporation Law are intended to encompass other Delaware statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (215) 988-2757
        Stephen T. Burdumy
        Drinker Biddle & Reath LLP